Exhibit 99.2

  Company PresentationOctober, 2017    Ofer Haviv, President & CEO

 Safe Harbor Statement  2  This presentation contains "forward-looking statements" relating to future events, and we may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting Evogene Ltd. or its subsidiaries (collectively, “Evogene” or “we”), that are considered “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”). Such forward-looking statements may be identified by the use of such words as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimated,” “intend” and “potential” or words of similar meaning. For these statements, Evogene claims the protection of the safe harbor for forward-looking statements contained in the PSLRA. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements, and trends in the future of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond Evogene's control, including, without limitation, those described in greater detail in our Periodical and Annual Reports, including our Registration Statement on Form F-1, Annual Report on Form 20-F and in other information we file and furnish with the Israel Securities Authority and the U.S. Securities and Exchange Commission, including under the heading “Risk Factors.” All written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. Except for any obligations to disclose information as required by applicable securities laws, Evogene disclaims any obligation or commitment to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect future events or developments or changes in expectations, estimates, projections and assumptions.  The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Evogene or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Evogene. The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of Evogene.

 What We Do  3  We develop novel products for life- science markets…  …through the use of a unique computational predictive biology platform

About Us

evogene

- Evogene is a leading company for the development of novel products for life science markets through the use of a unique computational predictive biology (CPB) platform
- Today, focused on developing products in three fields in the Ag world: Seeds, Ag- Biologicals and Ag-Chemicals
- Two subsidiaries: Evofuel (100%) - Castor Seeds and Biomica (90%) - Human Microbiome
- Strategic collaborations over the years with world-leading companies such as BASF, Bayer, DuPont-Pioneer, Monsanto, Syngenta and ICL
- Revenue stream: (i) R&D payments, (ii) milestone payments (iii) royalties from product sales
- **An updated strategy was defined - consists of shorter time to market and more downstream activities**

Additional Facts:

- Located in Rehovot, Israel and St. Louis, Missouri, US
- ~160 employees, ~ 50 PhDs
- Traded on NASDAQ and TASE, covered by Credit Suisse and Piper Jaffray
- Cash position: ~80 million USD as of June 30th , 2017; no debt

4

 Evogene – An Evolving Story  5  Seed TraitsYield & ABSTPlant Disease  2007 - 2013    IPO TASE - IPO NYSE    EvofuelCastor Seeds    (100%)

Evogene – An Evolving Story



IPO NYSE – Sep 2017
2013 - 2017
Ag Chemicals
Herbicides
Analysis platforms
Interconnected data hub
Tailored big data
Science
(100%)
Evofuel
Castor Seeds
Seed Traits
Yield & ABST
Plant Disease
Insect Control
Ag Biologicals
Bio stimulants

6

Evogene – An Evolving Story



Sep 2017 - Onward
2017 - Onward
(90%)
Biomica
Human Microbiome based Therapeutics
(100%)
Evofuel
Castor Seeds
Analysis platforms
Interconnected data hub
Tailored big data
Science
Ag Chemicals
Herbicides
Insecticides
Seed Traits
Yield & ABST
Plant Disease
Insect Control
Genome Editing
Ag Biologicals
Bio stimulants
Bio Pesticides

7

 Corporate Structure  8  Evogene   Computational Predictive Platform  Ag Divisions   Seeds   Biologicals   Chemicals  Evofuel  Biomica

 Corporate Structure  9  Evogene   Computational Predictive Platform  Ag Divisions   Seeds   Biologicals   Chemicals  Evofuel  Biomica

Evogene's Unique Product Development Approach

Numerous criteria nowadays have made traditional linear methodology inefficient


Product Definition
criterion A
criterion B
criterion C
criterion D
criterion E
criterion F
Successful Product Launch

Evogene takes product criteria into account at **Stage Zero** focusing only on optimal product candidates



- Increasing probability of success
- Reducing time to market
- Reducing budget

10

 ‘Connecting the Dots’  11  Evogene has created an integrated technological predictive platform that combines deep biological understanding with cutting-edge computational technology

 ‘Connecting the Dots’  12  The platform includes intelligent algorithms that integrate and analyze vast data within the eco-systems, predicting cross dimensional interactions within a multi-dimensional space this is what we refer to as - ‘Connecting the Dots’   Evogene has created an integrated technological predictive platform that combines deep biological understanding with cutting-edge computational technology

Example of ‘Connecting the Dots’ for Novel Herbicides


Druggability
Structure prediction
MD simulations
Docking
Energy calculation
Binding mode
Selectivity
Safety
Structure based design
Resistance
Biology
Analysis platforms
Interconnected data hub
Tailored big data
Science
Chemistry
Chemoinformatics
Novelty
Diversity
Tox.
Eco-Tox.
Synthetability
Formulation
Stability
Ligand based design
Delivery / Application
Absorbance
Mobility
Phytotoxicity
Metabolism

13

 Computational Predictive Biology (CPB) Platform    Interconnected data hub    Science: unique multidisciplinary scientific approach          Tailored big data        Analysis platforms using machine learning/AI to identify candidates    Chemical discovery    Stack discovery     Target discovery    Gene discovery     Gene optimization     Toxin discovery    Microbial Discover/ Optimization  Driving Innovation ‘Connecting the Dots’  150K  20K  150K  15K

 15  Validation and Development System

 Partnerships Through the Years  16

 Corporate Structure  17  Evogene   Computational Predictive Platform  Ag Divisions   Seeds   Biologicals   Chemicals  Evofuel  Biomica

 Product Selection Considerations   18  Large market opportunity and clear need for innovationThe major industry roadblock to developing innovative products is the need to ‘Connect the Dots’There is a clear path and reasonable time to commercialization and /or well-recognized value enhancing milestones during development period Leveraging on existing assets accumulated over the years to be able to form collaborations at an advanced stage of product development and at better financial termsContinuing work with partners on existing product programs, advancing discoveries in partners’ pipelines to re-focus initial discovery outputs to more downstream potential product offeringsEffective new products will contribute to human well-being

 Corporate Structure  19  Evogene   Computational Predictive Platform  Ag Divisions   Seeds   Biologicals   Chemicals  Evofuel  Biomica

Ag Seeds – Market, Need & 'Connecting the Dots'

Ag Seeds
Biotechnology Seeds & Genomic Edited Seeds



Ag-Seeds - $37B[1] (2015)

- **Yield and environmental stress** - potential to increase yield and plant adaptability to environmental stress
- **Disease resistance** – limited seed trait solutions
- **Insect control** - overcome insect resistance to available commercial solutions

'Connecting the Dots'


Environment
Product
Stability
Safety
Efficacy
Seed trait

1 Source: Phillips McDougall

I 20

Collaboration Example - Monsanto

- **Collaboration period** - 10 years
- **Objective** - improved seeds via biotechnology
  - **Crops** - corn, soybean, cotton, canola
  - **Traits** -
    - Yield, drought tolerance, fertilizer utilization
    - Disease resistance – Fusarium resistance in corn
- **Key terms** -
  - R&D and up-front payments - total ~$68M
  - Milestone payments + royalties from sales
  - $30M equity investment (including $12M in IPO)

evogene Plant Innovation

Gene discovery and trait optimization

MONSANTO

Development and commercialization



CPB



Model plant validation



Target plant validation and development



Improved seeds

21

 Genome Editing – New Promising Technology  Novel method for improving seed traitsResulting products may be considered Non-GMO with shorter time to marketMajor opportunity for all crops and locations   22      Evogene’s unique advantage – ‘What to edit’ Technological capabilities, knowledge and proprietary plant genomics big data, allow the identification of required edit-targets for crop improvement

 Genome Editing – Product Development Impact  23  Discovery  Phase I/POC   Phase IIEarly Development  Phase IIIAdvanced Development & Regulatory   18-24 months  4-6 years  2-4 years  1-2 years  8-16 years  Discovery / POC  Phase II Field testing  Phase I Creation of edits  Phase IIISeed production  12-24 months  6-12 months  12-24 months  12—36 months  5-8 years            Conventional GM route*:   New Genome Editing non GM route**:   Non GMO approval could be given at this stage  * Further details can be found in Evogene’s 20-F filing, pg. 36** According to industry estimates

 Corporate Structure  24  Evogene   Computational Predictive Platform  Ag Divisions   Seeds   Biologicals   Chemicals  Evofuel  Biomica

Ag-Biologicals – Market, Need &'Connecting the Dots'

Ag Biologicals

Bio-stimulants & Bio-Pesticides



Ag-Biologicals - $3B[1] (2014)

- Expected to reach $9B in 2020
- Short time to market – according to industry estimates may take only 5 years from initial work to market, depending on regulation.
- Reduced development costs
- Need for novel solutions with stable performance
- Microbiome a promising source for innovation, now accessible via maturing technologies
- Industry leaders getting in on the action

'Connecting the Dots'



Plant
Microbiome
(plant/ pest)
Pest
Plant
Multiple hosts and alternative hosts to capture physiological, genetic and microbiome understanding
Abelia
Abelmoschus
Corn
Aesculus
Ailanthus
Arctium
Microbiome
Plant and pest microbiome mapping and break-down complex interactions into strains and functions
Pest
Multiple populations to capture physiological, genetic and microbiome understanding
Nezara viridula
Megacopta cribraria
Chinavia halaris
Euschistus servus
Halyomorpha halys
Thyanta custator

1 Source: Phillips McDougall

I 25

Collaboration Example - DuPont-Pioneer

evogene

- Initiated in 2017
- Objective - Develop and commercialize microbiome based bio-stimulant products that improve corn yield
- Current stage - Early development
- Activities -
  - Evogene and DuPont-Pioneer to further develop candidate products in target regions in the US
  - DuPont-Pioneer to commercialize products through its world-leading seed treatment business

evogene | evogene DUPONT PIONEER | evogene DUPONT PIONEER | evogene DUPONT PIONEER | DUPONT PIONEER

Discovery → Early development → Development stage 1 → Development stage 2 → Pre-commercialization

















26

Internal Program Example

Positive results in corn & wheat field bio-stimulants programs evogene

Improved ear size and weight at harvest resulted with 17% increase of yield per plant

EVM6810005

Non - inoculated


Main ears at harvest
Main ears at harvest

(p < 0.05)

Improved vigor and biomass resulted with >15% increase in spikelet weight and yield per plant



EVM6810005 | Non-inoculated

(p < 0.1)

Upcoming milestone: conclusion of 2017 results and nomination of microbial teams for 2018 trials in US

27

 Corporate Structure  28  Evogene   Computational Predictive Platform  Ag Divisions   Seeds   Biologicals   Chemicals  Evofuel  Biomica

Ag-Chemicals – Market, Need & 'Connecting the Dots'

evogene

Ag Chemicals
Herbicides & Insecticides



Ag-Chemicals - $50B[1] (2015)

- Crop protection Ag-chemicals responsible for ~50% of key crops yield
- Increasing pest resistance to existing products creates a strong need for novel Ag-chemicals

'Connecting the Dots'


Biology
Drugability
Structure prediction
MD simulations
Docking
Energy calculation
Binding mode
Selectivity
Safety
Structure based design
Resistance
Chemistry
Chemoinformatics
Novelty
Diversity
Tox.
Eco-Tox.
Synthetability
Formulation
Stability
Ligand based design
Analysis platforms
Interconnected data hub
Tailored big data
Science
Absorbance
Mobility
Phytotoxicity
Metabolism
Delivery / Application

1 Source: Phillips McDougall

I 29

Collaboration Example - BASF

- Initiated in 2015, collaboration period - 3 years
- Objective - Herbicides with new MOA
- Discovery stage
- Activities:
  - Evogene to identify novel targets and target-linked chemical candidates
  - BASF to screen & validate the chemical candidates and further develop successful candidates towards commercial products

Target and chemical candidates discovery	Screening, development and commercialization



Analysis platforms
Interconnected data hub
Tailored big data
Science

CPB

Targets & chemicals



Chemical screens

Chemical hits

Development, regulation & registration



Innovative Herbicide

30

Ag-Chemicals Internal Pipeline

2-3 years	3-4 years	3-4 years
Discovery	Pre-development	Development & registration

Target	Target identification	Computational Screen	Hit Validation	Hit-to-Lead	Lead optimization
Herbicides					
Targets I-VII	>10 Hits computationally linked to new targets				
Target VIII	AI optimization				
New targets	5 targets				
Insecticides					
Target I	AI optimization				
Targets II-IV	New SoAs				

Upcoming milestone – Initial Leads

efficacy improvement through optimization and target biological proof



Solvent:
(50% Acetone
+ 0.1%Tween-20
+ 0.03N NaOH)
Paraquat 0.6 kg/ha
AG8292 1 kg/ha

31

 Corporate Structure  32  Evogene   Computational Predictive Platform  Ag Divisions   Seeds   Biologicals   Chemicals  Evofuel  Biomica

Evofuel

Providing farmers with the most advanced castor seeds & ag-service solutions

The global castor oil and derivatives market is expected to reach USD 2.30 billion by 2024**

U.S. castor oil and derivatives market volume by product, 2014 - 2024 (Kilo Tons)


100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
-
2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024
Sebacic Acid
Ricinoleic Acid
Undecylenic Acid
Castor Wax
Dehydrated Castor Oil
Others



Source:
Grand View Research, August 2016, http://www.grandviewresearch.com/industry-analysis/castor-oil-derivatives-industry
**http://www.grandviewresearch.com/press-release/global-castor-oil-derivatives-industry



- Genomics & Technology- advanced breeding and varieties
- Seed production- Castor bean fields for the production of seeds
- Agro-technical support- Market specific crop protocols
- Mechanical harvesting solution support

33

 Evofuel Global Footprints   34  Target: fully integrated chain – seed to oil  Target: fully integrated chain – seed to oil    Field trials – adapting to local conditions(Dom. Rep.)  Pre-Commercial field trials  Casa

 Corporate Structure  35  Evogene   Computational Prediction Platform  Ag Divisions   Seeds   Biologicals   Chemicals  Evofuel  Biomica

Biomica

BIOMICA

Discovery and development of human microbiome based therapeutics utilizing computational predictive biology (CPB) platform



Projected Global Market for Human Microbiome-Based Drugs and Diagnostics
Value ($ million)
10000
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
2018
2019
2020
2021
2022
2023
2024
Drugs
Diagnostics



SECOND GENOME
EVELO
SERES
vedanta
Johnson & Johnson
Takeda
MERCK
NestléHealthScience
PURETECH
ventures
ANDREESSEN HOROWITZ
FLAGSHIP PIONEERING

Sources:
BCC Research (2017) – Human Microbiome-based Drugs and Diagnostics Market
SVB – Emerging Healthcare: Microbiome Investment Trends Aug 2017)

- ~$ 10Bn market opportunity by 2024
- $840M invested in microbiome space since 2010
- Big pharma and VCs deeply engaged

- Strong scientific correlation between human microbiome and a wide range of diseases
- Microbiome-based therapeutics may complement existing therapies in treating known diseases

I 36

Biomica – ‘Connecting the Dots’  37          Candidates in silico  Bacterial Strains  Bacterial functions  Host genomics  Host clinical data  Evogene’s computational platform enables multi-layer analysis to support the discovery of highly efficacious therapeutic candidates and relevant microbiome-based biomarkers  Multi-layer analysis in support of discovery of efficacious therapeutic candidates and disease biomarkers

 Corporate Structure  38  Evogene   Computational Predictive Platform  Ag Divisions   Seeds   Biologicals   Chemicals  Evofuel  Biomica

 Evogene Highlights  5  2  3  4  Strong balance sheet  1  Engine for next generation product for life science - targeting multi-billion dollar markets   Unique technology platform (CPB), combining expertise in life science and cutting-edge computational technology – ‘Connecting the Dots’  Diversified product portfolio with clear paths to milestone payments and royalties   Innovation partner-of-choice for industry leaders  39

 Thank You  Contact:investors@evogene.comT: +972 8 931 1934

   41  Appendix - Financials

 Key Financials – Balance Sheet  42  Thousand US $  30.6.2017  31.12.2016  Current Assets  81,821  89,490  Long-Term Assets  5,625  6,496  Total Assets  87,446  95,986  Current Liabilities  4,633  5,225  Long-Term Liabilities  3,478  3,472  Shareholders Equity  79,335  87,289  Total Liabilities  87,446  95,986  Key Points:  Cash position: 80 million USD as of 30.6.2017 No debtEstimated net cash usage for 2017: $16-$18 million

 Key Financials – P&L  43  Thousand US $  H1 2017  H1 2016  2016  Revenues  1,899  3,824  6,540  Gross Profit  234  734  901  Operating Loss  (10,426)  (9,765)  (21,089)  Net Loss  (9,590)  (7,835)  (19,592)  Key Points:  Revenues consist primarily of R&D revenues, reflecting cost reimbursement under our collaboration agreementsAdvancement of our collaboration agreement with Monsanto reducing R&D revenues